                                                                   Exhibit 4.3.1

                         AMENDMENT TO THE 1996 RPM, INC.
                         KEY EMPLOYEES STOCK OPTION PLAN

         WHEREAS, RPM, Inc. (the "Company") adopted the 1996 RPM, Inc. Key Employees Stock Option Plan (the "Plan") effective as of August 15, 1996; and

         WHEREAS, pursuant to Section 8 of the Plan, the Board of Directors of the Company has the right to amend the Plan; and

         WHEREAS, the Board of Directors of the Company desires to amend the Plan to increase the aggregate number of common shares of the Company for which options may be granted under the Plan;

         NOW, THEREFORE, the Plan is hereby amended effective July 19, 2000 as set forth below; provided however, that this Amendment shall be of no force or effect if it is not approved by the shareholders of the Company:

         The Plan is hereby amended by the replacing the first two sentences of
Section 6 with two new sentences to read as follows:

                  6. SHARES SUBJECT TO THE PLAN. Subject to the provisions of
         Section 9 concerning payment for stock appreciation rights in Common Shares and subject to the provisions of the next succeeding paragraph of this Section 6, the aggregate number of Common Shares for which options may be granted under the Plan shall be Nine Million (9,000,000) Common Shares. The maximum number of Common Shares for which options may be granted under the Plan to any one person shall be Six Hundred Twenty Five Thousand (625,000) Common Shares.